Byron F. Egan
(214) 953-5727
began@jw.com

December 21, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3-09

Attn:	Mr. Jeffrey Riedler Assistant Director c/o Mr. Gregory S. Belliston

Re:	GAINSCO, INC. Definitive Proxy Statement on Schedule 14A and Staff Comment Letters dated December 7 and 20, 2004 File No. 1-09828

Ladies and Gentlemen:

On behalf of GAINSCO, INC., a Texas corporation (the “Company”), this letter is in response to the comments contained in the Staff’s letters dated December 7 and 20, 2004 in respect of the Second Amendment to Preliminary Proxy Statement on Schedule 14A filed December 10, 2004 (the “Second Amendment”).

The following responses indicate, where applicable, the additions or revisions that are included in the definitive Proxy Statement on Schedule 14A filed herewith in response to the Staff’s comments. The responses are numbered to correspond to the numbers assigned in the Comment Letters.

SCHEDULE 14A

What are the U.S. Federal income tax consequences of the recapitalization to me? page 20

1. In response to the Staff’s comments, the text under this caption on page 20 is revised to read as follows:

“KPMG LLP has advised us that the consummation of the recapitalization transactions will have no direct U.S. Federal

Securities and Exchange Commission
December 21, 2004

income tax consequences to any GAINSCO shareholder (other than those who are parties to the recapitalization agreements).

“KPMG’s opinion attached to this proxy statement as Appendix VIII states that in order for a shareholder of a corporation to recognize gain or loss with respect to shares held in the corporation, the shareholder must experience an actual or deemed exchange under Internal Revenue Code section 1001. With respect to the pending recapitalization of GAINSCO, KPMG is of the opinion that those common shareholders who are not participating in the recapitalization to any extent, but who are merely retaining the Common Stock they owned before the recapitalization, will not experience either an actual or deemed exchange under section 1001. Accordingly, KPMG is of the opinion that there will be no gain or loss recognized by such non-participating shareholders.

“KPMG’s opinion further states that in order for a shareholder of a corporation to recognize dividend income with respect to the shares held in the corporation, there must be an actual or constructive distribution out of the earnings and profits of the corporation. In the case of the pending recapitalization of GAINSCO, non-exchanging shareholders of GAINSCO are not receiving any actual distributions with respect to their GAINSCO Common Stock. In certain cases, section 305 could apply to cause deemed dividend income to a non-exchanging shareholder in a corporate recapitalization. This treatment could be applicable to any shareholder whose proportionate interest in the earnings and profits or assets of the corporation are increased as a result of the recapitalization, if the recapitalization were pursuant to a plan to periodically increase the shareholder’s proportionate interest in the earnings and profits or assets of the corporation. Under the specific facts of the pending GAINSCO recapitalization, KMPG is of the opinion that non-exchanging common shareholders will not be treated as having an increased interest in the earnings and profits or assets of GAINSCO pursuant to such a plan. Accordingly, KPMG is of the opinion that since there is no actual or deemed distribution to the non-exchanging GAINSCO common shareholders, there will not be any dividend income recognized by such non-exchanging shareholders.

“Each shareholder is urged to consult such shareholder’s own tax advisor about the potential tax consequences of the recapitalization transaction given such shareholder’s particular circumstances.”

Securities and Exchange Commission
December 21, 2004

The KPMG tax opinion attached as Appendix VIII is revised to read as set forth on Appendix VIII to the definitive Schedule 14A filed herewith.

KPMG has also revised its tax opinion referenced on page 108 of the Second Amendment to address the Staff’s comments and such revised KPMG opinion is attached as Appendix IX to the definitive Schedule 14A filed herewith.

Background of the Recapitalization, page 35

2. All references to the compensation consultant and its report have been deleted from the Company’s disclosure in the definitive Schedule 14A filed herewith because the consultant has declined to consent to be named or to consent to the filing of its report.

9/30/04 FORM 10-Q

Interest Rate Risk, page 36

3. The Company intends to include information in its future periodic report filings responsive to this comment. If the disclosure had been included in the Company’s Form 10-Q Report for the quarter ended September 30, 2004, the Company advises that the disclosure would read as follows:

“The duration of the investment portfolio, all of which is available for sale and not for trading purposes, decreased from 1.2 years at December 31, 2003 to 0.8 years at September 30, 2004. The Company’s market risks at September 30, 2004 have not materially changed from those identified at December 31, 2003.”

As we read Item 305(a) of Regulation S-K, the sensitivity analysis is only required as of the end of the latest fiscal year. That information has been and, according to Company management, will be included in the Company’s Annual Reports on Form 10-K.

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Please direct any questions or requests to Byron F. Egan of Jackson Walker L.L.P. at (214) 953-5727.

Very truly yours,

/s/ BYRON F. EGAN

Byron F. Egan

BFE:lh

cc: Glenn W. Anderson